UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Vacasa, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Titles of Class of Securities)

91854V107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON SLP V Venice Feeder I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 62,023,126
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 62,023,126

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,023,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON SLP Venice Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,875,525
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,875,525

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,875,525
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON SLP V Aggregator GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,875,525
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,875,525

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,875,525
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON Silver Lake Technology Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 110,898,651
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 110,898,651

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,898,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON SLTA V (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 110,898,651
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 110,898,651

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,898,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 91854V107	Schedule 13G

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 110,898,651
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 110,898,651

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,898,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.1%
12	TYPE OF REPORTING PERSON OO

Item 1(a). Name of Issuer:

Vacasa, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

850 NW 13th Avenue

Portland, OR 97209

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by SLP V Venice Feeder I, L.P., a Delaware limited partnership (“SLP V Feeder”), SLP Venice Holdings, L.P., a Delaware limited partnership (“SLP Venice”), SLP V Aggregator GP, L.L.C., a Delaware limited liability company (“SLP V Aggregator GP”), Silver Lake Technology Associates V, L.P., a Delaware limited partnership (“SLTA V”), SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA V GP”) and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing.

SLP V Aggregator GP is the general partner of SLP Venice. SLTA V is the managing member of SLP V Aggregator GP and the general partner of SLP V Feeder. SLTA V GP is the general partner of SLTA V. SLG is the managing member of SLTA V GP.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”).

Item 2(e). CUSIP Number:

91854V107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 110,898,651 shares of the Issuer’s Class A Common Stock, consisting of (i) 62,023,126 shares of Class A Common Stock held by SLP V Feeder, (ii) 450,488 shares of Class A Common Stock held by SLP Venice and (iii) 48,425,037 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of common units of Vacasa Holdings LLC (“Vacasa Units”) and an equal number of paired shares of Class B common stock, par value $.00001 per share of the Issuer (the “Class B Common Stock”), representing an aggregate of approximately 42.1% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). The common stock held by the Reporting Persons represents 26.0% of the total common stock of the Issuer outstanding.

The Vacasa Units represent limited liability company units of Vacasa Holdings, LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Vacasa Holdings, LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Vacasa Holdings, LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13G are based on 214,793,795 shares of Class A Common Stock of the Issuer outstanding as of December 6, 2021, as reflected in the Issuer’s prospectus, which was filed with the Securities and Exchange Commission on December 30, 2021, plus the 48,425,037 shares of Class A Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable. The percentage of total common stock is based on 214,793,795 shares of Class A Common Stock and 212,393,793 shares of Class B Common Stock of the Issuer outstanding as of December 6, 2021, as reflected in the Issuer’s prospectus, which was filed with the Securities and Exchange Commission on December 30, 2021.

Certain of the Reporting Persons, certain affiliates of Riverwood Capital Partners, Level Equity Management, TPG Pace Solutions Corp. and Mossytree Inc., as set forth on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b) Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4(a) above.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SLP V Venice Feeder I, L.P.

By:	Silver Lake Technology Associates V, L.P., its general partner
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Venice Holdings, L.P.

By:	SLP V Aggregator GP, L.L.C., its general partner
By:	Silver Lake Technology Associates V, L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP V Aggregator GP, L.L.C.

By:	Silver Lake Technology Associates V, L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Annex A

SLP V VENICE FEEDER I, LP.

SLP VENICE HOLDINGS, LP.

LEVEL EQUITY OPPORTUNITIES FUND 2015, L.P.

LEVEL EQUITY OPPORTUNITIES FUND 2018, L.P.

LEGP II AIV(B), L.P.

LEGP I VCS, LLC

LEGP II VCS, LLC

LEVEL EQUITY-VCS INVESTORS, LLC

RW VACASA AIV L.P.

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.

RCP III VACASA AIV L.P.

RIVERWOOD CAPITAL PARTNERS III (PARALLEL-B) L.P.

RCP III (A) VACASA AIV L.P.

MOSSYTREE INC.

TPG PACE SOLUTIONS SPONSOR, SERIES LLC

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.